Exhibit 99.1

ELBIT IMAGING SIGNS A DEFINITIVE AGREEMENT FOR THE SALE OF ITS RIGHTS IN THE RADISSON HOTEL COMPLEX IN BUCHAREST, ROMANIA

Tel Aviv, Israel, November 29, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous announcements dated November 23, 2017,November 8, 2017 and August 18, 2017 respectively, that its wholly owned indirect subsidiary (the “Vendor”) has signed a definitive sale and purchase agreement (the “Agreement”) for the sale of its entire shareholding (comprising approx. 98.2% of the outstanding share capital) in the company (the “SPV”) which owns the Radisson Hotel Complex in Bucharest, Romania, based on a property value of €169.2 million (the “Transaction”). The Agreement has been signed with an acquisition vehicle jointly owned by two international investment funds (the “Purchaser”).

The consummation of the Transaction, which is expected to occur during the month of December 2017, is subject to the fulfillment of a conditions precedent, namely the obtaining by the Purchaser of externally sourced financing.

The estimated net proceeds to be derived from the Transaction (after offsetting the SPV’s senior bank loan, working capital and other adjustments, as well as transaction expenses) is expected to be approximately €81 million. Part of the net proceeds equal to €8 million will be used to finance a vendor loan which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum (the “Vendor Loan”).

The Vendor Loan will act as collateral for customary post-closing liabilities of the SPV, whereby the Purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given by the Vendor in terms of the Agreement. Additionally, the Company has granted a letter of guarantee in favour of the Purchaser pursuant to which it has undertaken to fulfill the Vendor’s undertakings and obligations under the Agreement (if and to the extent that the Vendor fails to do so). At this stage, there can be no certainty that the condition precedent will be met in a timely manner, or that the Transaction will be successfully consummated.

The Company is being exclusively advised by JLL’s Hotels & Hospitality Group in London and JLL in Bucharest.

Any forward-looking statements in our releases (including our estimation as to the exact Net Consideration and the time line for the closing of the Transaction (if at all)) include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management regarding our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, disputes with the purchasers, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2016, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com